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TIME FOR CHANGE AT PETSMART

WELCOME PETSMART SHAREHOLDERS

JANA Partners LLC ("JANA", "we" or "us") is the largest shareholder of PetSmart, Inc. ("PetSmart"). PetSmart long trailed most of its peers in shareholder value creation prior to JANA's emergence as a shareholder. That is why in June, 2014 we called for PetSmart to conduct a full review of all strategic alternatives, including a sale. While we typically work constructively with boards and focus primarily on changes that can be made while companies remain public, given PetSmart's chronic underperformance and significant acquisition interest, we argued that a sale in this case would likely offer the highest risk-adjusted return for shareholders. In response to this and similar calls from other shareholders, PetSmart announced in August, 2014 that it would explore strategic alternatives, including a possible sale. On this website you can find more information about JANA's analysis of PetSmart and read our letters and other documents. You can also read about the individuals who have agreed, if we choose, to serve as nominees for election to the PetSmart board of directors. Please check back for further information and analysis as it becomes available.

NEW MEET JANA'S DIRECTOR CANDIDATES

The following individuals have agreed, if we choose, to serve as nominees for election to the PetSmart board of directors at the 2015 annual meeting.

Edwin M. "Mac" Crawford

Julian C. Day

Thomas W. Dickson

Susan Feldman

Lawrence V. Jackson

IMPORTANT DOCUMENTS

Letter to PetSmart

(August 18, 2014)

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Letter to PetSmart

(August 12, 2014)

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PetSmart Stock has Underperformed

(August 12, 2014)

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Letter to PetSmart

August 4, 2014)

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Letter to PetSmart

(July 29, 2014)

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MEET JANA'S DIRECTOR CANDIDATES

The following individuals have agreed, if we choose, to serve as nominees for election to the PetSmart board of directors at the 2015 annual meeting.

Edwin M. "Mac" Crawford | Julian C. Day | Thomas W. Dickson | Susan Feldman | Lawrence V. Jackson

Edwin M. "Mac" Crawford

Throughout his nearly 40-year career, Mac Crawford has led turnarounds at struggling companies by identifying and capitalizing on the best growth platforms, driving margin improvements, eliminating unnecessary costs, and pursuing strategic transactions. His experience includes serving as a hands-on operator, a CEO of publicly traded companies, and as a catalyst for financial restructurings and strategy shifts for businesses in transition.

Most recently, Mr. Crawford served as Chairman of CVSCaremark, Inc., a Fortune 20 company formed by the 2007 merger of CVS and Caremark. In 1998, he joined the country's then largest physician practice management company, Med Partners (later renamed Caremark), which was struggling amid operating losses, debt obligations of $1.8 billion and major changes in the healthcare industry. He made the strategic decision to sell assets and focus on the small but growing pharmacy benefits management ("PBM") business. As Chairman and CEO, Mr. Crawford oversaw dramatic growth of the PBM business, increasing revenues to $9 billion by 2003, while significantly lowering Caremark's debt. In 2004, he orchestrated the acquisition of AdvancePCS, which made Caremark the second-largest PBM, generating over $23 billion in annual revenue. By 2007, Caremark had grown to be a $37 billion PBM managing over 600 million prescriptions when Mr. Crawford led the company through the strategic merger with drug chain CVS amid a hostile proxy solicitation and rival offer from Express Scripts. Mr. Crawford was named Institutional Investor's #1 CEO in Healthcare Technology and Distribution for 2005, 2006 and 2007. During his tenure at Caremark, the share price increased by approximately 6 times for an annualized return of greater than 20%.

Previously, Mr. Crawford was Chairman and CEO of Magellan Health Services. After joining the company's predecessor, Charter Medical Corporation, as EVP Hospital Operations in 1990, he led the company through a financial restructuring and Chapter 11 bankruptcy from which it successfully emerged in 1992. He was appointed President and COO in 1992, and Chairman and CEO in 1993. Under his leadership, Charter sold its psychiatric and acute-care hospitals and transformed itself into a managed-care behavioral healthcare company through an acquisition of Green Spring Health Services. Magellan continued to grow this business and eventually became the nation's largest managed-care behavioral healthcare firm.

Before Magellan, Mr. Crawford was CFO of several private firms and President of Mulberry Street Investment Company, where he managed real estate, venture capital and oil and gas investments. He began his career as a CPA with Arthur Young & Company.

Mr. Crawford holds a BS from Auburn University.

Julian C. Day

Julian Day has served in senior leadership positions at several large publicly traded retail companies.

Mr. Day retired from Radioshack Corporation in early 2011, where he served as Chairman and CEO since 2006. Primary areas of focus were strengthening the balance sheet, store operations and the supply chain, as well as improving relationships with key vendors.

Day's retailing experience also includes leadership positions at Kmart Holding Corporation where he was President and CEO. Day successfully led the company out of bankruptcy. Under his leadership, the company's value increased from $1.5 billion to $9 billion.

Prior to joining Kmart, he spent two years at Sears, first as Chief Financial Officer and then as Chief Operating Officer. He was a member of the Office of the Chief Executive and oversaw finance, logistics/supply chain, store operations, information technology and the company's business-to-business partnerships.

Before joining Sears, Day served as Executive Vice President and Chief Financial Officer for Safeway, Inc., where he was responsible for financial, technology and real estate operations. While at Safeway, he strengthened the balance sheet and improved the company's credit rating, increased return on capital expenditures while tripling annual spending levels, and re-engineered the real estate development and construction process.

He served on the Board of Kmart from 2003 to 2005, and on the Board of Sears Holdings from 2005 to 2006. He also served on the Board of Petco from 2001 to 2006.

Mr. Day was formerly a McKinsey and Company management consultant and a Chase Manhattan Bank Vice President in London, England.

Mr. Day holds undergraduate and master's degrees from Oxford University and a MBA from the London Business School.

Thomas W. Dickson

Thomas W. Dickson has nearly two decades of operational and management experience in the supermarket industry, including more than 15 years as a public company director, and possesses broad supermarket and real estate knowledge.

Mr. Dickson most recently served as Chief Executive Officer of Harris Teeter Supermarkets, Inc., formerly Ruddick Corporation ("Harris Teeter"), which operates a regional chain of more than 200 supermarkets, primarily in the southeastern and mid-Atlantic United States, from February 1997 until January 2014, and also served as Chairman of the Board of Harris Teeter from March 2006 until January 2014. In addition, Mr. Dickson served as President of Harris Teeter from February 1997 through March 2012, and before his election as President and Chief Executive Officer, he served as Executive Vice President of Harris Teeter from February 1996 to February 1997. Prior to that time, from February 1994 to February 1996, Mr. Dickson served as President of, and from February 1991 to February 1994 he served as Executive Vice President of, American & Efird, Inc., Harris Teeter's former A&E subsidiary.

For the full fiscal years 1998 through 2013 (Harris Teeter was acquired by The Kroger Company in 2014), Harris Teeter's sales more than doubled from $2.1 billion to $4.7 billion, while operating profit more than quintupled from $36 million to $194 million and EBITDA more than quadrupled from $85 million to $343 million. Mr. Dickson also oversaw the building of over 100 new Harris Teeter stores during his tenure. During his tenure at American & Efird, he led an expansion into China and India, which are now A&E's largest markets.

He presently serves on the board of directors of The Pantry, Inc., the leading convenience store operator in the southeastern U.S.

Mr. Dickson holds a B.A. and M.B.A. from the University of Virginia.

Susan Feldman

Susan Feldman is the co-founder of One Kings Lane, the popular online destination for anything and everything for the home. The site is a daily source of shopping and design inspiration for One Kings Lane's 12 million members.

Ms. Feldman was inspired to create One Kings Lane after she moved from an apartment in New York to a house in Los Angeles and saw a home goods industry waiting to be disrupted.

Joining forces with Ali Pincus, the two women conceptualized the business model in 2008 during the depths of a US financial and economic crisis. Less than six months later, raising no money and totally bootstrapping the operation, One Kings Lane launched. Today, the company employs nearly 500 people in offices in San Francisco and New York and was recently valued at nearly $1 billion.

Ms. Feldman provides strategic oversight to all aspects of the One Kings Lane business. She focuses on assuring that the company continues to creatively evolve and innovate yet remain consistent in its passion to satisfy and delight its members with the world's most diverse and compelling home goods.

Ms. Feldman also travels the world on behalf of OKL in search of rare and exciting products with top interior designers. Recent trips have resulted in customers having the opportunity to buy products from such exotic locations as India, Morocco, China, Turkey and Peru.

She has been featured in national magazines and newspapers including Elle Decor, House Beautiful, InStyle, People StyleWatch, Traditional Home, New York, BusinessWeek. The New York Times and The Wall Street Journal. She has appeared as a special guest on HGTV's "Star" and Bravo's "Million Dollar Decorators" TV shows. Ms. Feldman was named to Vanity Fair's "New Establishment" list in 2012 and 2013.

Prior to co-founding One Kings Lane, Ms. Feldman held executive positions in the apparel industry -- at Ralph Lauren Swimwear, Polo Jeans, Warnaco/Authentic Fitness Corp., and Liz Claiborne. Ms. Feldman has an MBA from UCLA's Anderson School of Management and a BA from Stanford University. She sits on the Board of Governors of Parsons The New School For Design.

Lawrence V. Jackson

Lawrence V. Jackson has had top leadership roles in some of the largest blue chip companies in the world. His leadership experience spans sales, manufacturing/supply chain operations, retail, sustainability, and human resources on a truly global basis.

Lawrence is an active investor with the Heritage Group in Nashville which focuses on early stage healthcare companies. He currently serves as Chairman of one of the investments, SourceMark, LLC, which is a medical product supplier.

Lawrence was the president and chief executive officer of global procurement for Wal-Mart Stores, Inc. The global procurement division buys tens of billions worth of goods globally and has purchasing offices in 28 countries around the world. In addition, he led an ethical standards team responsible for ensuring that factories producing goods for Wal-Mart operate according to local labor laws or Wal-Mart standards, whichever are more stringent. He was promoted to president of global procurement in 2006.

Lawrence's previous position was the chief human resource officer of the world's largest private workforce with more than 1.7 million "associates" globally. Wal-Mart was named "America's #1 Most Admired Company" by Fortune magazine in 2003 and 2004.

As executive vice president of Wal-Mart's People Division, Lawrence was responsible for planning, training, executive development, recruiting, succession planning, human resource technology, the Office of Diversity, culture change and regulatory issues. In this role, he was also responsible for Wal-Mart's sustainability initiative.

Before joining Wal-Mart, Lawrence had previously served as president and chief operating officer at Dollar General Corp. since September 2003. He was directly responsible for all the business operations of this $8 billion retailer with over 7500 stores and 65,000+ associates. Prior to Dollar General Corp., he was senior vice president of supply operations for Safeway Inc., a $30 billion grocery retailer. Lawrence spent 18 years with PepsiCo, Inc., where he held various positions such as plant manager, director of planning, vice president of operations, vice president of on-premises sales, and vice president/general manager. Later, he was chief operating officer and senior vice president of worldwide operations for PepsiCo Food Systems.

Lawrence began his career at Bank of Boston in 1975 as a corporate banker and then joined McKinsey & Company as a consultant in 1979.

He presently serves on the board of directors of Assurant, Inc. He has previously served as a director of Parsons, ProLogis, Radio Shack and Allied Waste Inc.

Mr. Jackson holds both his bachelor's degree in economics and master of business administration from Harvard University.

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PETSMART'S UNDERPERFORMANCE

As a result of years of strategic and operational mis-steps, PetSmart failed to capitalize on its market leading position to create value for shareholders. The result has been significant underperformance of its shares, with PetSmart consistently ranking at the bottom of its own designated peer group over the short and long term.

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PetSmart Stock Has Underperformed

PETM has consistently ranked near the bottom of its proxy peers[1]

1 Year Total Shareholder Returns[2]
PETM Rank: 16 of 17
AAP FL BIG WSM AZO KMX LB FDO TSCO DLTR ROST ULTA GME ANF DKS PETM BBBY
3 Year Total Shareholder Returns[2]
PETM Rank: 14 of 17
FL AAP WSM TSCO LB ROST AZO KMX DLTR ULTA GME BIG FDO PETM DKS BBBY ANF
5 Year Total Shareholder Returns[2]
PETM Rank: 11 of 17
ULTA LB WSM TSCO FL DLTR ROST KMX AZO AAP PETM DKS FDO BIG BBBY GME ANF
10 Year Total Shareholder Returns[2]
PETM Rank: 14 of 16
TSCO AZO GME DLTR ROST LB KMX AAP DKS BIG FL WSM FDO PETM BBBY ANF

1. PetSmart's compensation peer group for fiscal 2013, per its proxy statement filed 5/8/2014: Abercrombie & Fitch Co., Advance Auto Parts Inc., AutoZone, Inc., Bed Bath & Beyond Inc., Big Lots Inc., CarMax Inc., Dick's Sporting Goods, Dollar Tree, Inc., Family Dollar Stores Inc., Foot Locker, Inc., GameStop Corp., L Brands, Inc., Ross Stores Inc., Tractor Supply Company, Ulta Salon, Cosmetics & Fragrance, Inc., and Williams-Sonoma Inc. Note: 10-year data excludes ULTA, as company has been public only since 2007.

2. Dividend adjusted total returns as of unaffected share price prior to JANA crossing 5% ownership threshold in PETM (6/20/14).

Source Capital IQ.

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IMPORTANT DOCUMENTS

Letter to PetSmart
(August 18, 2014)
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Letter to PetSmart
(August 12, 2014)
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Letter to PetSmart
(August 4, 2014)
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Letter to PetSmart
(July 29, 2014)
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Copyright © JANA Partners 2014
Disclaimer & Notices

JANA PARTNERS LLC

August 18, 2014

Board of Directors
PetSmart, Inc.
19601 North 27th Avenue
Phoenix, Arizona 85027
Attention: David K. Lenhardt, President and Chief Executive Officer
Gregory P. Josefowicz, Chairman of the Board
Paulette Dodson, Senior Vice President, General Counsel and Secretary

Ladies and Gentlemen,

On August 14, 2014, JANA Partners LLC ("we" or "us") received in the mail an anonymous, unsolicited package containing the following materials, which are enclosed herewith: (a) a presentation (the "Presentation") prepared by PetSmart, Inc. ("PetSmart" or "you") setting forth certain business plans relating to improving third and fourth quarter results and (b) a cover letter (the "Letter") noting that PetSmart has missed internal projections and criticizing certain actions of PetSmart including those described in the Presentation as not being in the long-term best interests of shareholders.

We believe that in the interest of full disclosure such materials should promptly be shared with all shareholders. However, given that certain portions of such materials may be deemed by you to be competitively sensitive, we are first sharing them with you. We have therefore also prepared and included a copy of the materials with all of the redactions we believe are necessary for the purpose of protecting competitively sensitive information. We hereby request that you promptly review such materials and determine what, if any, additional redactions are necessary to protect such information, and then either release the Letter and Presentation publicly yourselves or provide us with any such additional redactions or other concerns, if any, so that we may publicly release such materials ourselves. Our address is: 767 5th Avenue, 8th Floor, New York, NY 10153.

If you wish to discuss this matter further, you may reach us at (212) 455-0900.

Sincerely,

Barry Rosenstein
Managing Partner
JANA Partners LLC

767 Fifth Avenue, 8th Floor, New York, NY 10153 • Phone: 212-455-0900 • FAX: 212-455-0901

August 12, 2014

Board of Directors
PetSmart, Inc.
19601 North 27th Avenue
Phoenix, Arizona 85027
Attention: David K. Lenhardt, President and Chief Executive Officer

Ladies and Gentlemen,

JANA Partners LLC ("we" or "us") and other shareholders have called upon PetSmart, Inc. ("PetSmart" or the "Company") to conduct a review of all strategic alternatives, including a sale, to maximize value following years of underperformance for shareholders (our prior letters and additional analysis can be found at www.JANAPetmAnalysis.com). So far, PetSmart has resisted such a fulsome review and has instead proposed standalone options that are unlikely to generate as much value as a sale given its numerous operating and strategic challenges, and unsuccessfully attempted to convince the market that there is lack of interest from potential buyers. Now it appears that the board of directors (the "Board") is redoubling its efforts to avoid a genuine strategic review of all options to unlock value for shareholders.

Specifically, we have learned from shareholders that the Company held a town hall meeting for employees last week where it exhorted them to enhance upcoming quarterly results in anticipation of a proxy contest with us. This follows commentary from analysts at Cleveland Research Company noting that the Company "looks to be compressing gross margin to fund incremental promotional activity in 2Q" (which ended on July 31st) "with more aggressive activity planned" for the second half of fiscal 2014, and that the Company "has been much more willing to compress margin to fund incremental promotions."[vi]

It is highly ironic that a company whose shareholders are as dissatisfied and whose directors are as vulnerable based on their individual track records as PetSmart's is now pinning its hopes on winning a proxy contest. More importantly, though, this effort to boost short-term results indicates an unacceptable preference on the Board for self-preservation over shareholder value creation. In fact, we are highly concerned that PetSmart may be engaging in this short-term promotional activity for the sake of manufacturing a few good quarters at the expense of the long term health and value of the business. Conversely, if the Board honestly believes these promotional moves will enhance long-term shareholder value, we question why they only began in earnest after the Company began to face shareholder pressure.

More generally, this continued effort to avoid a fulsome review of all strategic options creates the disturbing impression that the Board knows where such a review would lead, and is seeking to avoid the obvious outcome. If the Board's sole goal were to maximize value for shareholders, there would be no downside to embarking on a full review of all possible means of doing so, including engaging with potential acquirers. Only a Board that fears the most likely outcome of such a review, which is that a sale represents the optimal outcome for shareholders, would seek this vigorously to avoid one. It is perhaps not surprising, however, that this Board would place such little value on shareholder value creation, given that it appears based on a review of public filings that none of its members have purchased a single PetSmart share in an open market transaction in almost eight years and that of the last 187 open market transactions by Board members, 186 of them have been sales.

Based on our years of experience advocating for change at underperforming companies, we can say with confidence that there is only one way for the Board to avoid shareholder judgment at next year's annual meeting: Do the right thing for them now by beginning a full strategic review including engaging with potential buyers. Rather than girding for a battle it will certainly lose given PetSmart's long-running underperformance and widespread shareholder discontent, it is time for the Board to demonstrate that it is willing to do whatever it takes to generate maximum shareholder value. Any other approach will be of short-term value at best, and ultimately self-defeating. Should you wish to discuss this matter further, you may reach us at (212) 455-0900.

Sincerely,

/s/ Barry Rosenstein

Barry Rosenstein
Managing Partner
JANA Partners LLC

---

[i] "PETM: Sales Modestly Better Past 1-2 Months Driven by Increased Promotions, Likely Pressuring Margin"; Scott Bender & Rusty Wilson; Cleveland Research Company; August 1, 2014.

JANA PARTNERS LLC

August 4, 2014

Board of Directors
PetSmart, Inc.
19601 North 27th Avenue
Phoenix, Arizona 85027
Attention: David K. Lenhardt, President and Chief Executive Officer

Ladies and Gentlemen,

As you know, JANA Partners LLC ("we" or "us") and other shareholders have called upon PetSmart, Inc. ("PetSmart" or the "Company") to conduct a review of all strategic alternatives including a sale of the Company. Given PetSmart's chronic operational underperformance and failure to generate shareholder value, and given significant interest in an acquisition of the Company, it is very likely that such a sale offers the best risk-adjusted return for shareholders. It is becoming clear, however, that rather than fully exploring all potential opportunities, the board of directors (the "Board") is attempting to prejudice the ultimate outcome of any such strategic review by steering it away from the most likely path to maximum value creation for shareholders.

First, it appears that PetSmart has sought to create the patently false impression that there is a shortage of interested acquirers. In fact, we are aware that there are multiple interested potential acquirers, all of whom could pay shareholders a meaningful premium. This interest is not surprising given the highly attractive fundamentals of the pet store industry, the turnaround opportunity for skilled operators, the robust financing market available to acquirers, and the successful acquisition of Petco Animal Supplies Inc., whose private equity owners have already earned back more than 1.5x their original investment through dividend recapitalizations and seen the value of their investment climb as Petco continues to take share from PetSmart.

Second, we have learned that the Board continues to float new proposals for alternate transactions, despite publicly conceding last week that it has not yet engaged with potential acquirers. As shareholders have made quite clear, given the magnitude and certainty of value creation that a sale likely offers, any standalone path must be measured against a potential sale, which the Board cannot do without first fully engaging with potential buyers. Should the Board need any reminders of the risks for an underperforming company that turns a blind eye to interested buyers, it need only look at the example of Borders Book Group, which was the subject of acquisition interest during current PetSmart Board Chairman Gregory P. Josefowicz's tenure as its Chairman and CEO, yet pursued an ultimately value-destroying standalone path instead.

In short, we warn the Board not to compound the damage that has resulted from years of underperformance by now ruling out the path that likely represents its single highest and most certain value maximization opportunity. We can assure you that shareholders will hold each and every director responsible, including supporting significant change at the next annual meeting, should the Board conduct anything less than a fulsome review of all options including a sale. Should you wish to discuss this matter further, you may reach us at (212) 455-0900.

JANA
PARTNERS LLC

July 29, 2014

Board of Directors
PetSmart, Inc.
19601 North 27th Avenue
Phoenix, Arizona 85027
Attention: David K. Lenhardt, President and Chief Executive Officer

Ladies and Gentlemen,

JANA Partners LLC ("we" or "us") beneficially owns 9.8% of the outstanding shares of PetSmart, Inc. ("PetSmart" or the "Company"), making us its largest shareholder based upon public information. While PetSmart was once an industry leader, it has long trailed most of its peers in shareholder value creation and failed to keep pace with its competitors, and shareholders have lost confidence that it can reverse course. We have therefore called on PetSmart to conduct a full review of all strategic alternatives including a sale. While we typically work constructively with boards and focus primarily on changes that can be made while companies remain public, given PetSmart's chronic underperformance and significant private equity interest in the Company, a sale in this case very likely offers the highest risk-adjusted return for shareholders.

This is why we were stunned by recent reports suggesting that PetSmart's board of directors (the "Board"), rather than conducting a fulsome review including engaging with potential acquirers, is instead considering short-circuiting this process and simply proceeding with a leveraged recapitalization. We are writing to warn the Board that pursuing any such alternative, without first determining whether a sale that delivers a greater risk-adjusted return can be consummated, would be roundly condemned by shareholders. A leveraged recapitalization is appropriate only where a company can credibly say that it will drive future value higher by addressing the underlying causes of its share price underperformance. Given the chronic underperformance of this Board for shareholders, it is clear that it has no such credibility. Such added leverage would therefore only add more risk to an already risky situation for shareholders, and thus a recapitalization is very likely to be inferior to a sale in magnitude and certainty of value creation.

PetSmart has clearly underperformed for shareholders over any relevant time period. As set forth below, for the 1, 2, 3, 5 and 10 year periods ending June 20, 2014 (prior to significant purchases by us that impacted the share price), PetSmart dramatically trailed its stated peer group.[i]

Total Shareholder Returns

	1-year	2-year	3-year	5-year	10-year
PetSmart	(13)%	(16%)	33%	198%	91%
Proxy Peer Average	16%	41%	68%	321%	294%
PetSmart Rank	*16/17*	*16/17*	*14/17*	*11/17*	*14/16*

A review of PetSmart's history makes quite clear that this consistent underperformance for shareholders is not the result of a couple of bad quarters, as the Board has suggested to us, but years of operational and strategic missteps. While PetSmart benefited in the past from positive industry trends, including the humanization of pets and consumers shifting to premium products and organic pet foods, it failed to innovate during this time and capitalize on its leading position. Instead, the Company continued to rely upon store openings and product resets for growth, while peers surpassed it in innovation and performance. For example:

- Weak e-Commerce Presence: PetSmart failed to focus on its web presence until recently, including only making e-commerce growth a management compensation target in 2012 and hiring a dedicated digital executive this year, leaving it far behind peers. Cleveland Research has estimated that PetSmart's on-line business is only 20-25% the size of its closest competitor, Petco Animal Supplies Inc. ("Petco"), despite PetSmart's total sales being much larger. Credit Suisse has noted that *"catching up, if [PetSmart] can, will be expensive and will lower earnings growth rates even further,"*[ii] while Goldman Sachs has criticized the Company's *"belated recognition of the threat of ecommerce competition."*[iii]
- Suboptimal Pricing Structure: PetSmart's national pricing structure has led to inconsistent positioning and left the Company uncompetitive in certain markets. For example, a basket pricing survey we commissioned recently revealed that PetSmart's prices differed from a set of key competitors by an average of 15% in one major market, but were 35% higher in another. However, PetSmart still has yet to make addressing this problem a priority, with Mr. Lenhardt noting recently that *"we're very, very early days"*[iv] on local pricing and that PetSmart still has *"no plans thinking about next year to move to price zones."*[v]
- Inadequate Cost Management: Despite generating twice as much in revenues and generating more revenues per store, PetSmart has inexplicably generated lower margins than Petco. PetSmart generated a 18.5% EBITDAR margin in 2013 versus 20.0% for Petco, a differential which represents a $100 million annual shortfall for PetSmart.[vi]
- Failure to Develop New Store Formats: While PetSmart continued to focus only on opening large stores, Petco developed an innovative small-format strategy and now has over 100 "Unleashed" stores which are smaller and located more conveniently in neighborhoods and urban areas. PetSmart's attempts to catch up four years later, such as opening a small format store in Faribault, Minnesota (population: 23,000), have come too late and been underwhelming. This head start for Petco has contributed to PetSmart underperforming Petco in store traffic by 16% since the first quarter of 2011.[vii]
- Lack of Product Innovation: We believe PetSmart has ceded its leadership position as the partner of choice with vendors developing new products. Likewise, the Company has failed to fully capitalize on its private label opportunity while peers like Pets at Home Group PLC ("Pets at Home") have achieved significantly greater private label penetration, which helped Pets at Home deliver an operating margin of 13.6% compared to 10.0% for PetSmart for each company's most recent fiscal year.

As a result of these missteps, PetSmart's market share in the otherwise stable pet store channel has steadily declined according to Nielsen Financial Research;[viii] as Bank of America has noted, *"PETM was losing share to Petco, [Tractor Supply Company] and independents."*[ix] PetSmart's attempts to convince the market that it has begun to address this decline have fallen flat, with Northcoast Research noting recently that, *"We think that [PetSmart] is heading in the wrong direction to solving its traffic and sales problems,"*[x] and UBS saying of the Company's recent efforts, *"We are not sure that these steps are bold enough to make a meaningful difference."*[xi]

We believe that the Board bears ultimate responsibility for these failures. In fact, we have heard from shareholders that rather than recruiting and retaining skilled executives, the Board has micromanaged operations, to largely disastrous effect as described above. This is perhaps not surprising given the mixed track records of its members. The entire Board has also been in place during PetSmart's deterioration in performance, and the average member's tenure is 11 years (excluding the CEO, who has been with PetSmart for over 14 years).

It is also clear that the market does not believe that the future will be any better. Prior to our arrival, PetSmart had the seventh highest short interest of any company in the S&P 500. Only 7% of the analysts who cover PetSmart had its shares rated as a "buy," down from 46% in January 2013, putting PetSmart in the bottom 10% of the S&P 500. Over the same period, PetSmart's P/E valuation decreased by 30%, despite the P/E valuation of the S&P 500 *increasing* by 20%. Additionally, the debt market values the debt of Petco at 6.5 - 6.75x debt/EBITDAR,[xii] a multiple equal to PetSmart's entire enterprise value of approximately 6.5x EV/EBITDAR prior to our arrival, further reflecting the market's dim view of PetSmart's prospects. PetSmart's recently reduced disclosure only heightens these concerns, with Wedbush noting that this decreased transparency creates *"more questions about the company's ability to rectify execution issues."*[xiii]

Even if the Board had any credibility in asking shareholders to put their faith in a recapitalization, it has shown a clear inability to generate value through share buybacks. PetSmart has generated a negative return on repurchases over the 1, 2 and 3 year periods ending June 20, 2014 and ranks 16th out of 17 among its stated peers in generating value through share repurchases over the last 3 years. In short, if the Board believes that its value creation, operational or capital allocation track record offers even the slightest justification for pursuing a leveraged recapitalization before fully exploring a sale, it is severely mistaken.

By contrast, a sale very likely offers the highest possible risk-adjusted return for shareholders. As long-time shareholder Longview Asset Management noted in its public letter endorsing exploring a sale, "*PetSmart is likely to be valued much more highly by private market participants than by its current public market investors.*"[xiv] This is because a private equity buyer will pay shareholders based upon its confidence in its ability to create value, a confidence which is justifiably absent among current investors. Private equity can also take advantage of a highly attractive financing market, though given the possibly fleeting nature of the current environment PetSmart cannot afford to waste more time by floating ideas for potential standalone strategies whose time has likely long passed. We also note that, should the Board adopt any debt the terms of which would make a sale more difficult or enter into acquisitions that could deter a sale, shareholders will rightly see this as a wholly unjustifiable entrenchment device.

For these reasons, PetSmart must begin a full strategic review now which includes engaging with potential buyers, with the assistance of an independent investment bank and a prompt timeline for conclusion. Based on our discussions with investors, including the many calls we have received since our position was disclosed, it is clear that shareholders will accept nothing less. Therefore, should PetSmart fail to do so, we will not hesitate to seek significant Board change at the next annual meeting. If you wish to discuss this matter further, we can be reached at (212) 455-0900.

Sincerely,

Barry Rosenstein
Managing Partner
JANA Partners LLC

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The information contained on this website is made available by or on behalf of JANA Partners LLC and certain of its affiliates (collectively "JANA PARTNERS", "we" or "us") for informational purposes.

This website is not affiliated with, or endorsed by, PetSmart, Inc. (“PetSmart”).

THIS SITE INCLUDES NEWS AND INFORMATION, COMMENTARY, AND OTHER CONTENT RELATING TO PETSMART, INCLUDING BY PERSONS OR ENTITIES THAT ARE NOT AFFILIATED WITH JANA PARTNERS (“THIRD PARTY CONTENT”). THE AUTHOR AND SOURCE OF ALL THIRD PARTY CONTENT AND DATE OF PUBLICATION IS CLEARLY AND PROMINENTLY IDENTIFIED. THIRD PARTY CONTENT IS AVAILABLE THROUGH FRAMED AREAS, THROUGH LINKS TO THIRD PARTY WEBSITES, OR IS SIMPLY PUBLISHED ON THE SITE. JANA PARTNERS AND ITS AFFILIATES HAVE NOT BEEN INVOLVED IN THE PREPARATION, ADOPTION OR EDITING OF THIRD PARTY CONTENT AND DO NOT EXPLICITLY OR IMPLICITLY ENDORSE OR APPROVE SUCH CONTENT. THE PURPOSE OF MAKING THE THIRD PARTY CONTENT AVAILABLE IS TO PROVIDE RELEVANT INFORMATION TO STOCKHOLDERS OF PETSMART IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM PETSMART'S STOCKHOLDERS BY JANA PARTNERS, EDWIN M. CRAWFORD, JULIAN C. DAY, THOMAS W. DICKSON, SUSAN FELDMAN AND LAWRENCE V. JACKSON (COLLECTIVELY, THE "PARTICIPANTS") FOR USE AT PETSMART'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). JANA PARTNERS HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO THE USE HEREIN OF PREVIOUSLY PUBLISHED INFORMATION. ANY SUCH INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN.

THE PARTICIPANTS INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PROXY SOLICITATION. ALL STOCKHOLDERS OF PETSMART ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF PETSMART'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, JANA PARTNERS WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN

EXHIBIT 2 TO THE SCHEDULE 14A TO BE FILED BY JANA PARTNERS WITH THE SEC ON NOVEMBER 20, 2014. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

Cautionary Statement Regarding Forward-Looking Statements

The information herein contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. JANA Partners’ forward-looking statements are based on its current intent, belief, expectations, estimates and projections regarding PetSmart and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Terms of Use of Website

By entering our website, you acknowledge your understanding of, accept, without limitation or qualification, and agree to be bound by, the Terms of Use herein and all applicable laws. These Terms of Use constitute a binding agreement between you and JANA Partners and govern your access to and use of our website. JANA Partners may add to, change or remove any part of these Terms of Use at any time or from time to time, without notice, and any such modifications will be effective immediately upon posting.

This Terms of Use and any additional terms posted on this website constitute the entire agreement between JANA Partners and you with respect to your use of this website. If any part of these Terms of Use is held invalid or unenforceable by a court of competent jurisdiction, that part of the Terms of Use will be deemed modified to the extent necessary to make it effective and the remaining provisions of this Terms of Use will remain in full force and effect.

Disclaimer Regarding Materials

These materials do not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive these materials, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of JANA Partners, which opinions may change at any time and are based on publicly available information with respect to PetSmart. Opinions expressed herein are current opinions as of the date appearing in these materials only. JANA Partners disclaims any obligation to update the data, information or opinions contained herein except as required by law. Unless otherwise indicated, financial information and data used herein have been derived or obtained from filings made with the applicable regulator by PetSmart or other companies that JANA Partners considers comparable, and from other third party reports.

There is no assurance or guarantee with respect to the prices at which any securities of PetSmart will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of the proposals set forth herein are based on assumptions that JANA Partners believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of PetSmart will not differ, and such differences may be material.

JANA Partners currently holds a substantial amount of shares of common stock of PetSmart. JANA Partners may from time to time sell all or a portion of its shares in open market transactions or otherwise (including via short sales), buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares. Neither these materials nor anything contained herein is intended to be, nor should it be construed or used as, investment, tax, legal or financial advice, an opinion of the appropriateness of any security or investment, or an offer, or the solicitation of any offer, to buy or sell any security or investment.

No Offer of Securities

This website and the materials contained herein are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security. This website and the materials contained herein do not recommend the purchase or sale of any security.

Use of Cookies

We may, but have no obligation to, monitor and record activity on our website for any reason or for no reason. This website may use "cookies" which may automatically collect certain information and data. "Cookies" are small pieces of data sent to your computer browser from our web server and stored on your computer's hard drive. The data identifies you as a unique user and facilitates your ongoing access to and use of this website. Cookies also help us diagnose problems with our server.

International Use

Due to the global nature of the internet, this website may be accessed by users in countries other than the United States. We make no warranties that materials on this website are appropriate or available for use in such locations. If it is illegal or prohibited in your country of origin to access or use this website, then you should not do so. Those who choose to access this website outside the United States do so at their own initiative and are responsible for compliance with all local laws and regulations.

Disclaimer of Warranties

Your use of this website and use of or reliance upon any materials on it is at your own risk. You acknowledge that we provide the contents of this website on an “as is” basis with no warranties of any kind, express or implied, to the fullest extent permissible by law. We disclaim all representations and warranties, express or implied, of any kind with respect to this website, including, without limitation, warranties of merchantability, fitness for a particular purpose and non-infringement of intellectual property and proprietary rights. Without limiting the foregoing, we do not warrant the availability, accuracy, completeness, timeliness, functionality, reliability, speed or delivery of this website or any part of the information contained on this website or that the server that makes this website available is free of viruses or other components that may infect, harm or cause damage to your computer equipment or any other property when you access, browse download from or otherwise use this website.

Limitation of Liability; Indemnity

Under no circumstances, including but not limited to JANA Partners’ negligence, shall JANA or any of our affiliates, agents, partners, members, employees or consultants, including any person or entity involved in creating, producing or distributing this website (collectively, the “JANA Parties”), have any liability for any damages, liabilities or injuries, including, but not limited to, indirect, incidental, special, punitive or consequential damages, however caused, arising out of or relating to your use of, or inability to use, this website. THE AGGREGATE TOTAL LIABILITY OF THE JANA PARTIES TO YOU FOR ALL DAMAGES, INJURY, LOSSES AND CAUSES OF ACTION (WHETHER IN CONTRACT, TORT OR OTHERWISE) ARISING FROM OR RELATING TO THESE TERMS OF USE OR THE USE OF OR INABILITY TO USE THE SITE SHALL BE LIMITED TO PROVEN DIRECT DAMAGES IN AN AMOUNT NOT TO EXCEED ONE HUNDRED DOLLARS ($100). SOME JURISDICTIONS DO NOT ALLOW THE LIMITATION OR EXCLUSION OF CERTAIN LIABILITY OR WARRANTIES, IN WHICH EVENT SOME OF THE ABOVE LIMITATIONS MAY NOT APPLY TO YOU. In such jurisdictions, the JANA Parties’ liability is limited to the greatest extent permitted by law. You should check your local laws for any restrictions or limitations regarding the exclusion of implied warranties.

YOU AGREE TO INDEMNIFY, DEFEND AND HOLD HARMLESS THE JANA PARTIES FROM AND AGAINST ANY AND ALL THIRD PARTY CLAIMS, DEMANDS, LIABILITIES, COSTS AND EXPENSES, INCLUDING REASONABLE ATTORNEYS’ FEES, ARISING FROM OR RELATED TO ANY BREACH BY YOU OF ANY OF THE TERMS OF USE OR APPLICABLE LAW, INCLUDING THOSE REGARDING INTELLECTUAL PROPERTY.

Intellectual Property

“JANA Partners” is the trade name for JANA Partners LLC. All content included on this website is the property of JANA Partners and is protected by law. All trademarks, service marks and logos displayed on this website or included in the content posted on this website are the property of their respective owners. Nothing on this website shall be interpreted as granting, by implication or otherwise, any license or right to use any image, trademark, logo or service mark. Copying or downloading material from this website does not transfer title to any material on this website to you. JANA Partners reserves all rights with respect to ownership of its trademarks and logos on this website and with respect to copyright ownership of all material on this website and will enforce such rights to the full extent of the law.

Governing Law

This Terms of Use shall be governed by and construed in accordance with the laws of the State of New York, United States of America, without reference to its conflicts of laws principles.

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(No access to this website will be granted without agreeing to the above terms.)